October 18, 2012
Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Mr. Kevin Dougherty
Mr. Timothy S. Levenberg
Ms. Andri Boerman
Mr. Ethan Horowitz

Re:	U.S. Well Services, LLC Second Confidential Draft Registration Statement on Form S-4 Submitted September 21, 2012 CIK No. 0001543450
Ladies and Gentlemen:
This letter is in response to your letter dated October 9, 2012, to U.S. Well Services, LLC (the “Company”) transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Second Confidential Draft Registration Statement on Form S-4 (the “Second Draft”). For your convenience, each response is preceded by the Staff’s comment to which the response relates. The Company is also sending to the Staff, by Federal Express, five (5) copies of the Registration Statement on Form S-4, as filed today with the Commission (the “Registration Statement”), marked to show changes from the Second Draft.
Form S-4
Formation Transactions, page 3

1.
Comment. We note your response to prior comment 6 from our letter to you dated September 6, 2012. On page 3, you now disclose that “the Series B Units have voting rights and [it] is the sole class of equity that elects members to the Board of Managers.” However, on

U.S. Securities and Exchange Commission
October 18, 2012

page F-28, you disclose that holders of Series A Units, which you also refer to as preferred equity, “appoint all of the members of the Company’s Board of Managers, except for one position” required to be filled by your Chief Executive Officer pursuant to your Limited Liability Company Agreement. Accordingly, please revise as necessary to clarify whether holders of Series B units in fact have the ability to elect members to your Board of Managers.
Response. In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement on pages 3, 70, F-22 and F-23 to clarify the relative rights of the units and to clarify who has the ability to elect members to the Board of Managers.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46
Results of Operations, page 52

2.
Comment. We note that you began performing hydraulic fracturing and related services under your contract with Antero Resources Appalachian Corporation in April 2012. Your disclosure states that you completed the first 72 stages and recognized revenue totaling $9.2 million during the three months ended June 30, 2012. Please expand your disclosure to provide additional context to explain the significance of having completed these stages.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement on pages 52 and 53 to provide additional context to the number of completed stages and the revenue recognized.
Management, page 75

3.
Comment. Although revised, it remains unclear from the sketches you provide for Messrs. McPherson and Self whether both individuals left Calfrac Well Services immediately prior to joining your predecessor in the listed capacities. If either pursued other business interests in the intervening period of up to 11 months in 2011, please further revise to clarify this and to provide more precision regarding the length of the period involved in each case. In that regard, please see prior comment 18 from our letter to you dated September 6, 2012.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement on pages 68 and 69 to provide more precision with respect to their employment with Calfrac Well Services.
Exhibits
Exhibit 10.1

[3.]	Comment. We are in receipt of your revised request for confidential treatment, and any comments relating to that request will be provided in a separate letter.

U.S. Securities and Exchange Commission
October 18, 2012

Response. The Company respectfully acknowledges the Staff’s comment.
Exhibit 99.1

[4.]
Comment. Please delete any language in the letter of transmittal which suggests that the note holder must acknowledge or agree that she or he has “read,” “recognized,” or “understood” the referenced terms, items, or materials related to the exchange offer.

Response. In response to the Staff’s comment, the Company has revised Exhibit 99.1 to remove the language referenced in the Staff’s comment.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope the foregoing materials are responsive to the Staff’s comments. Please call me at (832) 562-3730 with any additional comments or questions you may have.
Very truly yours,

/s/ Brian Stewart

Brian Stewart
President and Chief Executive Officer